AMERICAN TAX CREDIT PROPERTIES II L.P.

Supplement No. 2 dated September 18, 1989
to Prospectus dated May 10, 1989

This Supplement is part of, and should be read in conjunction with, the Prospectus dated May 10, 1989, as supplemented by Supplement No.1 thereto dated July 25, 1989 (the "Prospectus"). Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

INVESTOR CLOSINGS

An initial closing on the sale of Units occurred on June 28, 1989 at which time the Partnership issued to subscribers Units in the aggregate amount of $13,533,000, representing 13,533 Units. The Offering is continuing. A second closing on the sale of Units occurred on July 31, 1989 at which time the Partnership issued to subscribers Units in the aggregate amount of $20,560,000, representing 20,560 Units.

SPECIFIED INVESTMENTS

The Partnership has preliminarily identified for investment limited partnership interests in two additional Local Partnerships that are expected to acquire, respectively, Strathern Park Apartments in Los Angeles, California (the "Strathern Park Apartment Complex") and Lorne Park Apartments in Los Angeles, California (the "Lorne Park Apartment Complex"). THE IDENTIFICATION OF SUCH INVESTMENTS IS PRELIMINARY ONLY AND IS SUBJECT TO SIGNIFICANT CONDITIONS PRECEDENT, INCLUDING BUT NOT LIMITED TO THE RECEIPT AND APPROVAL OF MORTGAGE LOAN FINANCING. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT EITHER OR BOTH OF THE INVESTMENTS WILL BE MADE IN ACCORDANCE WITH THE TERMS DESCRIBED BELOW OR THAT EITHER OR BOTH WILL BE MADE AT ALL.

In addition, since July 25, 1989, the date of Supplement No. 1 to the Prospectus, certain events have occurred with respect to the Littleton Avenue Community Village Apartment Complex, and the description of this investment in the Prospectus, as previously supplemented, is therefore supplemented as described below.

The Prospectus will be further supplemented during the term of the Offering to describe any material changes in the terms of the Partnership's proposed investments in the Local Partnerships described below and in the Prospectus and at such time that the General Partner believes a reasonable probability exists that any additional investments will be made by the Partnership.

LITTLETON AVENUE COMMUNITY VILLAGE APARTMENTS
NEWARK, NEW JERSEY

The Partnership has entered into an Amended and Restated Agreement of Limited Partnership of Littleton Avenue Community Village L.P. as of August 21, 1989, pursuant to which the Partnership has acquired a 99% limited partnership interest in such partnership, on substantially the same terms as described in Supplement No. 1 to the Prospectus.

STRATHERN PARK AND LORNE PARK APARTMENTS
LOS ANGELES, CALIFORNIA

As of the date of this supplement the Partnership has entered into letters of intent to acquire 95% limited partnership interests in each of Strathern Park, a California Limited Partnership (the "Strathern Park Local Partnership") and Lorne Park, a California Limited Partnership (the "Lorne Park Local Partnership"), which are expected to be the respective owners of two apartment complexes being developed in Los Angeles, California, to be known as Strathern Park Apartments (the "Strathern Park Apartment Complex") and Lorne Park Apartments (the "Lorne Park Apartment Complex"). As of the date of this supplement, no other agreements have been entered into by the Partnership relating to the Strathern Park and Lorne Park Apartment Complexes.

Description of the Properties. It is anticipated that upon completion, the Strathern Park Apartment Complex will contain 169 apartment units on a 6.26-acre site and the Lorne Park Apartment Complex will contain 72 apartment units on an adjacent 2.57-acre site. Each Apartment Complex will consist of buildings that will contain either eight or sixteen apartment units. The buildings will be staggered on landscaped sites. The following amenities will be provided: recreation building, pool with sun deck and jacuzzi, central laundry facilities, playgrounds and private patios or balconies. It is anticipated that certain of such amenities will be shared by the two apartment complexes.

The type and number of apartments and the projected monthly rents for the Strathern Park Apartment Complex and the Lorne Park Apartment Complex are estimated as follows:

	No. of Units			
Apartment Park	Strathern Park Apartment Complex	Lorne Park Apartment Complex	Approximate Sq. Ft.	Projected Monthly Rents
1 BR/1 BA	72	24	610	$312-419
2 BR/2 BA	73*	39*	867	$374-490
3 BR/2 BA	24	6	1158	$449-515
4 BR/2 BA	0	2	1418	$516
5 BR/2 BA	0	1	1678	$549

*One unit will be occupied by the on-site property manager

Construction of the Strathern Park and Lorne Park Apartment Complexes is expected to commence in the fall of 1989, and be completed in stages from July 1990 through December 1990.

Local General Partners. It is expected that Safran & Associates II, a California Limited Partnership of which Thomas A. Safran is the general partner, will be the general partner of the Local Partnerships. Mr. Safran is president of Thomas Safran & Associates ("TSA"), developers of multifamily residential housing, specializing in government assisted housing. TSA has developed over 1500 units of low-income rental housing in California in approximately 15 projects.

Community Profile. The Strathern Park and Lorne Park Apartment Complexes will be located in the northeast portion of the San Fernando Valley in the Sun Valley district of the City of Los Angeles. The San Fernando Valley market area began developing in the 1920's as a suburban residential area designed to serve employment centers in the central portions of Los Angeles. The communities in the San Fernando Valley have an aggregate population of approximately 1,150,000.

Partnership Investment. The Strathern Park and Lorne Park Local Partnerships purchased the land for the Strathern Park and Lorne Park Apartment Complexes for $4,154,000 and $1,706,000, respectively, a portion of which costs were financed from loans from the City of Los Angeles Community Redevelopment Agency; such loans are anticipated to be converted to construction and permanent second mortgage financing upon the closing of the first mortgage loans described below. The admission of the Partnership to the Strathern Park and Lorne Park Local Partnerships, which will be contingent upon the approval of the admission of the Partnership by all applicable agencies and/or lenders and the closing of construction and permanent financing, is expected to occur during the fall of 1989. Based upon estimates provided by the Local General Partner, total development costs, including the purchase price of the land, are expected to be approximately $16,875,000 with respect to the Strathern Park Apartment Complex and $7,245,000 with respect to the Lorne Park Apartment Complex.

The Partnership expects that the current limited partners will withdraw from the Strathern Park and Lorne Park Local Partnerships, and that the Partnership will acquire 95% limited partnership interests in each of the Strathern Park and Lorne Park Local Partnerships by making capital contributions to the Strathern Park and Lorne Park Partnerships of approximately $6,300,000 for Strathern Park and $2,625,000 for Lorne Park, payable as follows: (a) payment of approximately $2,900,000 and $1,200,000, respectively, when the Partnership acquires its Local Partnership Interests in the Strathern Park and Lorne Park Local Partnerships, (b) payment of approximately $550,000 and $225,000, respectively, upon the later of mortgage loan closing or January 1, 1990, (c) payment of approximately $1,425,000 and $600,000, respectively, at

completion of construction of the Strathern Park and Lorne Park Apartment Complexes, upon receipt of certificates of occupancy for all units, and upon final endorsement indicating the commencement of the permanent phase of the mortgage loans (the "Completion Installment"), and (d) payment of approximately $1,425,000 and $600,000, respectively, upon achievement of breakeven operations of the Strathern Park and Lorne Park Apartment Complexes. The amount of the Property Development Fee payable by the Strathern Park and Lorne Park Local Partnerships to the Local General Partners or their Affiliates will depend upon the actual costs of the development of the Property, and therefore cannot be finally determined until actual development costs have been determined. However, it is anticipated that a substantial portion of the Partnership's capital contribution to the Strathern Park and Lorne Park Local Partnerships will be paid as Property Development Fees, and will be included in the projected development costs of the Strathern Park and Lorne Park Apartment Complexes.

It is expected that each of the Local Partnership Agreements will provide for (i) adjustment of the Partnership's capital contribution to reflect the final determination of the amount of the eligible and qualified basis for calculating the Low-Income Credit and the actual amount of the Low-Income Credit, and (ii) reimbursement to the Partnership by the Local General Partner for recapture of Low-Income Credits caused by the occurrence of certain events and payment to the Partnership from Operating Cash Flow or Sale or Refinancing Proceeds, if any, for recapture caused by the occurrence of certain other events. It is also expected that the Local General Partner will agree to purchase the Partnership's interest in the Strathern Park and Lorne Park Local Partnerships for an amount equal to the allocable Gross Proceeds attributable to the Partnership's investment in the Strathern Park and Lorne Park Local Partnerships, at the Partnership's option, if completion of construction of the Strathern Park and Lorne Park Apartment Complexes or certain other events do not occur in a timely manner. According to information provided by the Local General Partner, substantially all of the net worth of the Local General Partner is illiquid. Accordingly, there is a risk that the ability of the Partnership to enforce the above-described repurchase obligation could be delayed, impaired or eliminated, depending on the circumstances.

It is expected that a Rehabilitation/Acquisition Services Fee and a non-accountable Rehabilitation/Acquisition Services Expense Allowance in the amounts of 6.25% and 1%, respectively, of the allocable Gross Proceeds attributable to the Partnership's investment in each of the Local Partnerships will be paid by each of the Local Partnerships to the General Partner when the Partnership is admitted to each of the Local Partnerships.

Financing. While certain significant documentation with respect to the development of the Strathern Park and Lorne Park Apartment Complexes has not yet been received and/or finalized, based on the representations of the Local General Partner, construction and permanent financing of the Strathern Park Apartment Complex is expected to be provided by a HUD co-insured first mortgage loan in the amount of $3,479,000, by a second mortgage loan from the City of Los Angeles Redevelopment Agency in the approximate amount of $3,600,000 and by a third mortgage loan in the amount of approximately $3,552,000 from the proceeds of a Housing Development Action Grant ("HODAG") which is expected to be funded by HUD and loaned to the Strathern Park Local Partnership through the City of Los Angeles. The Local General Partner has represented that construction and permanent financing of the Lorne Park Apartment Complex is expected to be provided by a HUD co-insured first mortgage loan in the amount of approximately $1,578,000, by a second mortgage loan from the City of Los Angeles Redevelopment Agency in the approximate amount of $1,415,000 and by a third mortgage loan in the approximate amount of $1,628,000 from the proceeds of a HODAG which is expected to be funded by HUD and loaned to the Lorne Park Local Partnership through the City of Los Angeles. The co-insured first mortgage loans are expected to bear interest at fixed rates of approximately 10.00% per annum and are expected to mature in approximately 40 years. Each first mortgage loan is expected to fully amortize over 480 months beginning after completion of construction. Payments on the first mortgage and distributions of cash, if any, to the partners of the Local Partnerships are anticipated to be limited by the terms of a Regulatory Agreement to surplus cash remaining after payment of all project operating expenses, first mortgage debt service, and establishment of necessary reserves ("Surplus Cash"). The co-insuring lender with respect to the first mortgage loans is expected to be TRI Capital Corporation ("TRI"), although as of the date of this Supplement No.2 a firm commitment for financing has not yet been issued by TRI. A firm commitment is expected to be issued following completion of a review by HUD of how the restrictions imposed by the Low-Income Credit program will affect the

financial feasibility of the Strathern Park and Lorne Park Apartment Complexes, pursuant to general review procedures prescribed by HUD for apartment complexes receiving co-insured financing which qualify under the Low-Income Credit program. It is possible, therefore, that issuance of a firm commitment could be delayed or HUD could reject the proposed loans as a result of this review. In addition, pursuant to a HUD memorandum issued on May 5, 1989, all co-insuring lenders are required to submit certain documentation to HUD after the issuance of a firm commitment but prior to HUD endorsement of the mortgage loan for co-insurance. This pre-endorsement review procedure could cause a delay in the commencement of construction. Furthermore, there is no assurance that HUD will approve TRI's loans to the Local Partnerships or approve TRI's approved terms thereof.

The second mortgage loans from the City of Los Angeles Community Redevelopment Agency are expected to bear interest at fixed interest rates of 5% per annum. It is anticipated that each second mortgage loan will require annual payments (solely from Surplus Cash) equal to 40% of Surplus Cash and will require that upon a syndication, sale or refinancing, a portion of the net proceeds be applied to payments of principal on the second mortgage loan. It is anticipated that if there is insufficient Surplus Cash to pay the annual debt service, any deficiency shall be accrued.

It is anticipated that the HODAG third mortgage loans will bear interest at the applicable federal rate of interest (currently approximately 8.20% for September 1989) for a 20 year term. The HODAGS are expected to contain certain limitations upon the distribution of annual cash flow and/or the distribution of net proceeds upon a sale or refinancing. It is expected that the Strathern Park Local Partnership and the Lorne Park Local Partnership will receive bridge loans from the City of Los Angeles prior to the receipt of the HODAG loan proceeds. As of this date the terms of annual debt service payments on the HODAGS have not been established. While the local General Partner anticipates that all or nearly all of the annual debt service shall be accrued until maturity, there can be no assurance at this time that the final terms of the HODAGS will be consistent with this expectation.

Structure of Acquisition. Profits, losses and available credits are expected to be allocated 95% to the Partnership and 5% to the Local General Partner. For the period ending on the last day of the year in which the third anniversary of Breakeven Operations occurs, Operating Cash Flow with respect to each Local Partnership, to the extent available after payment of Operating Loans, will be distributed 50% to the Partnership and 50% to the Local General Partner, with the General Partner's share of such cash flow payable toward the Local Partnership Administration Fee. Thereafter, the first $50,000 of the Operating Cash Flow, to the extent available after payment of Operating Loans, shall be distributed 65% in accordance with the percentage interests of the Partners and 35% to the Local General Partner as the Local Partnership Administration Fee. Any remaining amount over $50,000 will be distributed 35% to the Partners in accordance with their Partnership interests and the remainder to the Local General Partner as the Local Partnership Administrative Fee. It is expected that the respective Local General Partners of the Strathern Park and Lorne Park Local Partnerships will guarantee payment to the Partnership of up to the lesser of $2,500 or 2% of the allocable Gross Proceeds attributable to investment in the Strathern Park and Lorne Park Local Partnerships, to the extent that in any year there is less than a $5,000 distribution from Operating Cash Flow by such Local Partnership to the Partnership, provided that any amounts paid pursuant to such guarantee will be treated as Operating Loans and repaid from 50% of Operating Cash Flow in subsequent years or from Sale or Refinancing Proceeds. Sale or Refinancing Proceeds remaining after payment of all debts of the Strathern Park and Lorne Park Local Partnerships (including Operating Loans), establishment of reserves and payment of certain priority items to the partners of the Partnerships are expected to be distributed 50% to the Partnership and 50% to the Local General Partners.

Operating Loans. It is anticipated that the Local General Partner will agree to provide loans, if necessary, up to a cumulative maximum of $825,000 and $350,000 to the Strathern Park and Lorne Park Local Partnerships, respectively, to fund operating deficits during the period commencing with the achievement of final closing of the mortgage loans until the later of breakeven operations or the fifth anniversary of such final closing. The cumulative maximum amounts listed above shall be reduced by one-fifth in each year after the first year. Any Operating Loans will be repaid, without interest, from 50% of Operating Cash Flow of the Local Partnerships or, to the extent not previously repaid, out of available Sale or Refinancing Proceeds. However, there can be no assurance that the Local General Partner will be able to comply with its obligations at such time, if any, as the Local Partnerships suffer an operating deficit. The Local General

Partner's inability to comply with such obligation could cause a default under the mortgages or other agreements concerning the Local Partnerships which default could result in recapture of Low-Income Credits. See "Risk Factors—Reliance on Local General Partners" in the Prospectus.

Management Agent. Thomas Safran & Associates, Inc. ("TSAI"), a California corporation affiliated with the Local General Partner, is expected to be the managing agent of the Apartment Complex. TSAI currently manages approximately 532 dwelling units, all of which are low-income units.

Insurance. The Local General Partner, on behalf of the Local Partnerships will obtain and maintain insurance for the Apartment Complexes in amounts of coverage approved by the Partnership, the lenders and/or agencies. There can be no assurance that in the event of any particular occurrence the amount of insurance or the scope of coverage will be adequate. Specifically, due to the prohibitive cost of earthquake insurance, it is likely that the Strathern Park and Lorne Park Apartment Complexes will not be covered by earthquake insurance.

Low-Income Credits. The Local General Partner has obtained the approval of the California Mortgage Bond and Tax Credit Allocation Committee for an allocation of approximately $11 million of Low-Income Credits over a ten-year period, or approximately $1.1 million per year, for the Strathern Park Local Partnership, and have obtained such approval for an allocation of approximately $4.6 million of Low-Income Credits over a ten-year period or approximately $460,000 per year, for the Lorne Park Local Partnership. Such allocations will be determined based upon the submission by the Local General Partner of projected development budgets and the anticipated eligible basis of the Properties. The actual Low-Income Credit generated by these Properties will depend upon the actual development cost and the eligible basis of each Local Partnership as determined after completion of construction of each Apartment Complex.

PRIOR PERFORMANCE UPDATE

Since the date of the Prospectus certain events have occurred with respect to two limited partnerships appearing in the Prior Performance Tables in the Prospectus. The general partners of Emerald Hills Associates and Erin's Isle Company (the "Prior Partnerships"), entities not affiliated with the General Partner, have failed to pay real estate taxes totalling approximately $500,000 for three properties owned by these Prior Partnerships, which failure constitutes a default under the mortgages for the properties. WRC, an Affiliate of the General Partner, acted as advisor in the equity placement of limited partnership interests for these Prior Partnerships in 1980 and 1981, but has no equity interest in either of these Prior Partnerships. Nevertheless, WRC has volunteered to act on behalf of the limited partners of these Prior Partnerships in order to effect a resolution of such deficiencies. As of Septmeber 14, 1989 and upon the recommendation of WRC, a majority in interest of the limited partners in these Prior Partnerships voted to replace the existing general partners for the intended purpose of achieving the following goals: (a) restoration of the confidence of the mortgagee of the properties in the general partners' management of these Prior Partnerships, and (b) reaching an agreement with the mortgagee to remove the properties from default status.